SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002



                                CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                    (Address of Principal Executive Offices)

     Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F____              Form 40-F     X
                                              -

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes______     No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                               Page 1 of 4 Pages

                        Exhibits Index appears on Page 3

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CP SHIPS LIMITED
                                              ----------------
                                                      (Registrant)

Date:  11 October 2002                        By:  /s/ John K. Irving
                                                  ----------------------------

                                              Name:  John K. Irving
                                              Title:   Vice President, General
                                                       Counsel & Secretary



                                       2

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                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

10.1   Press Release of CP Ships Limited "CP SHIPS TAKES DELIVERY
       OF TMM COLIMA" dated 11 October 2002.                               4

                                                                 Exhibit 10.1


                     CP SHIPS TAKES DELIVERY OF TMM COLIMA

LONDON, UK (11th October) -- CP Ships Limited, one of the world's leading container shipping companies, has taken delivery of the 3200 teu TMM Colima. It was delivered on schedule by China Shipbuilding Corporation in Kaohsiung, Taiwan.

TMM Colima is the third new containership to be delivered under CP Ships' four-year $800 million ship replacement program. It was preceded by sister ship Lykes Ranger delivered in June 2002 and Contship Aurora delivered in September 2002. It is being deployed in the Asia-Americas trade lane.

CP Ships is more than halfway through its overall ship replacement program. By the middle of 2003, ten new, 13 used and six long-term charters will have replaced ships on short to medium-term charter. This will increase the owned and long-term committed fleet to more than 70% of total capacity from about 30% when the program started in 2000. By owning a higher proportion of its ship fleet CP Ships can reduce operating costs over the medium and long term.

                                     -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 37 services in 24 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 351,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                    CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
               Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764
                                       or
                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.